4/23

06014943

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Wireless Technologies Limited

*CURRENT ADDRESS Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman, Cayman Islands
British West Indies

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34984 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

OICF/BY: [signature]
DAT: 7/6/06.

中国无线
CHINA WIRELESS

China Wireless Technologies Limited
中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

AR/S
12-31-04

82-34984

Annual Report 2004


GSM
Linuos
Linuos Linuos Linuos Linuos Linuo
Coolpad 酷派
NAS
Vpdn
YULONG

REGISTERED OFFICE
Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681GT
George Town
Grand Cayman, the Cayman Islands
British West Indies

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN THE PRC
8th Floor, Block B
High Tech Plaza
Tian An Cyberpark
Chegongmiao
Shenzhen
Guang Dong Province
The People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG
Room 1902, MassMutual Tower
38 Gloucester Road
Wanchai
Hong Kong

WEBSITE ADDRESS
www.chinawireless.cn

COMPANY SECRETARY AND QUALIFIED ACCOUNTANT
Mr. JIANG Chao, *ACCA*

AUDIT COMMITTEE
Mr. CHAN King Chung *(Chairperson)*
Dr. HUANG Dazhan
Mr. XIE Weixin

AUTHORISED REPRESENTATIVES
Mr. GUO Deying
Mr. JIANG Chao

AUDITORS AND REPORTING ACCOUNTANTS
Ernst & Young
Certified Public Accountants

LEGAL ADVISERS TO THE COMPANY

AS TO HONG KONG LAW
Mallesons Stephen Jaques

AS TO CAYMAN ISLANDS LAW
Conyers Dill & Pearman

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE
Butterfield Bank (Cayman) Limited
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE
Computershare Hong Kong Investor Services Limited
Shops 1712-16, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

PRINCIPAL BANKER
CITIC Ka Wah Bank Limited

INVESTOR RELATIONS CONSULTANT
Strategic Financial Relations (China) Limited



CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 31 December			
	2004	2003	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
RESULTS				
Turnover	**245,545**	151,808	95,243	79,676
Profit before tax	**51,195**	39,966	33,005	13,755
Tax	**(7,528)**	(3,103)	(2,299)	(1,337)
Profit before minority interest	**43,667**	36,863	30,706	12,418
Minority interest	**—**	—	—	322
Net profit from ordinary activities attributable to shareholders	**43,667**	36,863	30,706	12,740

CONDENSED CONSOLIDATED BALANCE SHEET

	31 December			
	2004	2003	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
ASSETS AND LIABILITIES				
Non-current assets	**39,485**	30,660	26,695	10,011
Current assets	**341,813**	175,478	71,126	89,817
Current liabilities	**165,097**	111,016	69,370	83,488
Net assets	**215,010**	95,122	28,451	16,340



On behalf of the board ("Board") of directors ("Directors") of China Wireless Technologies Limited (the "Company"), I am pleased to present to the shareholders the first annual report of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2004.

OPERATING RESULTS

The Group achieved impressive growth in 2004. Turnover for the year under review increased by 61.7% to HK$245,545,000, as compared to HK$151,808,000 for the year ended 31 December 2003. The increase was principally attributable to the substantial increase in turnover from smartphones to HK$175,399,000 in 2004, an 870% growth from the turnover of HK$18,086,000 in 2003.

The Group recorded gross profit of HK$99,408,000, an increase of 54.0% as compared with in 2003.

The Group's audited net profit for the year ended 31 December 2004 was HK$43,667,000, an increase of 18.5% from 2003. Basic earnings per share for the year ended 31 December 2004 were HK$0.14, against HK$0.12 as in 2003.

DIVIDENDS

The Board recommended the payment of a final dividend of HK$0.02 per share for the year ended 31 December 2004.

BUSINESS REVIEW

2004 was a year full of opportunities and challenges for the Group. The Company was successfully listed on the Main Board of the Stock Exchange of Hong Kong on 9 December 2004, which helped to consolidate the Group's foundation for further growth and new business development.

To sustain its leading position in wireless data total solutions in the PRC, the Group further strengthened its research and development on wireless data total solutions, consolidated its relationships with mobile communication operators in China, adopted the strategy of developing and marketing tailor-made smartphones and wireless data total solutions, expanded its corporate clientele and developed new wireless data applications. As a result, the Group recorded encouraging returns.

As a leading wireless data total solutions provider in the wireless telecommunication market in the PRC, the Group offers innovative products and personalised solutions to fulfill the demands of different clients and different industries.

During the reporting period, the Group strengthened the research and development of PHS network coverage system and extended its business of call center. Following the launch of the first smartphone in 2003, the Group successfully developed and marketed 3 new models of smartphones in 2004, in which the GSM-CDMA dual-mode smartphone was adopted by China Unicom as the fourth model of the "Worldwind" mobile phone series.

In the smartphone sector, the Group aggressively developed partnerships with different parties including suppliers of software and key components of smartphones in the PRC and overseas to facilitate the expansion of sales channel and industry clientele. These moves helped to build a good foundation for the Group's sustainable growth in sales and development of wireless data total solutions.

The Group also actively explored the corporate market, offering integrated solutions from back-end system to wireless intelligent terminals with propriety operating system for various industries, and achieved outstanding performances in serving the public security, aviation, securities, industrial and commercial sectors.

In addition to the above significant achievements, the Group's "Coolpad" brand is recognised as one of the leaders in the wireless data market in the PRC and enjoys high reputation.

FUTURE PROSPECTS

In 2005, the Group will focus on the research and development of mobile operating systems, which will allow it to launch new smartphone series to cater for the demand of different clients and industries. The Group will keep itself abreast of the 3G technologies and strengthen the research and development of 3G wireless data total solutions, 3G multi-media data platform and 3G network coverage systems. It is expected that mapping out the wireless data system solutions on the 3G platform will be completed by the end of 2005.

The Group will continue to broaden its market coverage by consolidating existing markets while developing new ones, strengthen partnerships and expand its industry clientele. The Group will further consolidate its close relationships with telecom operators in the PRC and provide high value-added and tailor-made products and services required by the operators. The Group will also put more emphases on international development. During the reporting period, the Group's smartphones were also tested in India and France. We are confident that the Group will see breakthrough performance in 2005.

ACKNOWLEDGEMENTS

On behalf of the Board and the management, I would like to take this opportunity to express my heartfelt gratitude to all our shareholders, clients and business partners for their support and our staff for their hard work in the past year, which contributed to the outstanding performance of the Group. We will strive to provide our clients with the best products and services and bring maximum returns to our shareholders.

Guo Deying
Chairman

Hong Kong, 12 April 2005

FINANCIAL REVIEW

Turnover

For the year ended 31 December 2004, the Group accomplished a turnover of HK$245,545,000, a growth of 61.7% over that of 2003. The increase was the result of a shift of business focus to smartphone products in response to market demand, which led to a sharp surge in smartphone sales from HK$18,086,000 in 2003 to HK$175,399,000 in 2004.

In terms of revenue mix, turnover from smartphones accounted for 71% of the Group's turnover in 2004, as compared with 12% in 2003. Contribution from sales of wireless coverage system decreased from 19% of the Group's turnover in 2003 to 11% in 2004, while that of integrated telecom business platform decreased from 11% in 2003 to 4% in 2004. Sales from other terminal products accounted for 14% of the turnover for the period under review, as compared with 58% in 2003. The significant change in revenue mix was attributable to the upgrading of the Group's wireless terminal products and the changing environment for the market and technologies developments.

	2004 HK$000	**% of turnover**	2003 HK$000	% of turnover
Wireless systems solutions				
PHS Intelligent Coverage System	**26,713**	**11%**	9,431	6%
Paging system	**—**		19,370	13%
Integrated Telecom Business Platform	**9,752**	**4%**	17,066	11%
Subtotal	**36,465**	**15%**	45,867	30%
Wireless terminals				
Smartphones	**175,399**	**71%**	18,086	12%
Fixed wireless terminals	**32,198**	**13%**	83,888	55%
One-way wireless terminals	**1,483**	**1%**	3,967	3%
Subtotal	**209,080**	**85%**	105,941	70%
Total	**245,545**		151,808	

Gross Profit

The Group's gross profit increased by 54.0% from HK$64,539,000 in 2003 to HK$99,408,000 in 2004. The gross profit margin was 40.5% in 2004, as compared with 42.5% in 2003. The slight decline was attributable to a smaller proportion of revenue from system solutions, which offer higher gross profit margin, in the revenue mix during the reporting period.

Selling and distribution costs

Selling and marketing expenses increased by 133.4% from HK$11,108,000 in 2003 to HK$25,926,000 in 2004. The increment principally reflected the stepping up of promotional and advertising activities, the higher staff costs as the marketing staff force was enlarged, and the extended distribution network.

Administrative expenses

Administrative expenses increased by 53.2% from HK$14,202,000 in 2003 to HK$21,758,000 in 2004. The increase was mainly attributable to higher research and development expenses as the Group enlarged the research and development staff force specialising in smartphone, PHS and 3G.

Income tax expenses

In 2004, the Group's profit tax charge amounted to HK$7,528,000, as compared to HK$3,103,000 in 2003. According to the Income Tax Law of the PRC for Foreign Investment Enterprise and Foreign Enterprises and as approved by relevant tax authorities, an income tax rate of 15% applied to the Group for the year ended 31 December 2004, as compared to 7.5% in 2003.

Net Profit

For the year ended 31 December 2004, the Group recorded a net profit of HK$43,667,000, representing an increase of 18.5% from the net profit of HK$36,863,000 in 2003. The net profit margin dropped from 24.3% in 2003 to 17.8% in 2004. The major reasons were that, during the reporting period: (1) the gross profit margin of the Group dropped as mentioned above; (2) the Group's applicable income tax rate increased from 7.5% in 2003 to 15% in 2004; and (3) the Group significantly increased its marketing promotion and brand building expenses.

LIQUIDITY AND FINANCIAL RESOURCES

In connection with the share offer and listing of the Company's shares on the Stock Exchange on 9 December 2004, a total of 132,000,000 shares with a nominal value of HK$0.01 each were offered for subscription by way of placing and public offer comprising (i) a public offer of 13,200,000 new shares by the Company and (ii) a placing of 118,800,000 shares including 86,800,000 offered by the Company and 32,000,000 sale shares sold by JAFCO Asia Technology Fund as vendor respectively at HK$0.86 per share. The Group's financial position significantly improved in the year ended 31 December 2004 as the Group received gross proceeds (before related expenses) of HK$86,000,000.

For the year ended 31 December 2004, the Group's operating capital was mainly generated from cash from its daily operation and bank borrowings.

Some of the principal financial data of the Group were set out below:

- As at 31 December 2004, the Group had cash and cash equivalents of HK$80,352,000, as compared to HK$17,589,000 as at 31 December 2003. The increase was mainly attributable to the proceeds from issue of shares.

- As at 31 December 2004, the Group's total assets amounted to HK$381,298,000 (2003: HK$206,138,000).
- As at 31 December 2004, the Group's total liabilities was HK$166,288,000 (2003: HK$111,016,000).
- As at 31 December 2004, the Group's capital and reserves amounted to HK$215,010,000 (2003: HK$95,122,000).
- As at 31 December 2004, the Group had a gearing ratio of 44% (based on debt over total assets) (2003: 54%).
- As at 31 December 2004, the Group had a current ratio of 48% (based on current liabilities over current assets) (2003: 63%).
- As at 31 December 2004, the Group did not have any significant contingent liabilities.
- As at 31 December 2004, the Group's interest-bearing bank borrowings amounted to HK$56,396,000 (2003: HK$29,702,000).
- As at 31 December 2004, HK$29,890,000 (2003: HK$7,773,000) of the Group's bank deposits were pledged to secure general bank borrowings.
- For the year ended 31 December 2004, the Group's finance costs was HK$2,048,000 as compared to HK$1,834,000 for the year ended 31 December 2003.


HKE

BUSINESS REVIEW

As a leading wireless data total solutions provider in the PRC, the Group offers innovative products and personalised solutions to satisfy demands of different clients and different industries.

For its system solutions business, the Group strengthened the research and development of PHS network coverage system, while at the same time extended its business of call center solutions. During the reporting period, the Group entered into agreements with Hubei Unicom, Yunnan Unicom and Xinjiang Unicom, are of which are subsidiaries of China United Telecommunications Corporation ("China Unicom"), for their call center projects. It also secured a contract from the headquarters of China Unicom for phase 2 of its call center project and another call center project from Shandong Unicom, which is also a subsidiary of China Unicom.

After the launch of the first smartphone with proprietary operating system in 2003, the Group offered 3 new models of smartphones in 2004, namely the GSM/GPRS smartphone, CDMA smartphone and GSM-CDMA dual-mode smartphone. The GSM-CDMA dual-mode smartphone was adopted by China Unicom as the fourth model of its "Worldwind" mobile phones series. In addition, the Group actively explored the corporate market, offering integrated solutions from back-end system to wireless intelligent terminals with proprietary operating system, and achieved outstanding performances in serving the public security, aviation, securities, industrial and commercial sectors.

During the reporting period, the Group established close strategic partnerships with well-known enterprises such as Microsoft Corporation, AnyDATA Corporation and Spreadtrum Communications Inc.. Through these cooperations, the Group is able to strengthen the development of its wireless data solutions with more functions and various applications for different industries and customers, closely monitor the development trends of the wireless data market and related technologies, as well as consolidate its first mover and leading position in the wireless data communications market in the PRC.



The Group expanded its sales network to over 20 provinces and 50 cities during the reporting period. The Group was also exploring various opportunities to forming international partnerships with an aim of penetrating in the international market.

In addition to the above significant achievements, the Group's "Coolpad" brand is recognised as one of the leaders in the wireless data market in the PRC and enjoys high reputation.

OUTLOOK

The smartphone market in the PRC started to take shape in 2000. Its total sales volume grew substantially between then and 2003, with a compound annual growth rate of 240%. According to the forecast by the China Center of Information Industry Development ("CCID"), the sales of smartphones in the PRC between 2004 and 2008 will grow rapidly at a compound annual growth rate of over 45%. The demand for smartphones with proprietary operating systems capable of supporting personalised and integrated solutions that meet specific customer requirements in different industries will be further increased. CCID's forecast was based on: (1) the relatively low penetration rate of smartphones in the PRC, which took less than 2% of the overall mobile phone market as at 2003; (2) the versatile data applications of smartphones; and 3) the continuous improvement of the telecom network infrastructure.

As China's 3G policies become clearer, the Group also see a promising imminent prospect for its 3G wireless data total solutions. The Group has invested considerable resources into strengthening its 3G wireless data solutions and 3G network coverage, and developing its 3G multi-media data platform. Its objective is to equip itself with the capacity be able to launch integrated 3G solutions tailored for 3G terminal products, network systems and back-end systems to capture the market demand in time when China commences 3G network development.

In 2005, the Group will further consolidate its harmonious business relationship with various telecom operators in the PRC, expand its marketing network, further exploit the PRC market and broaden its industry client base. In the meantime, the Group will seek to develop international partnerships to facilitate its tapping of the overseas market and keeping itself abreast of the latest international technology and market development.

The Company plans to launch 6 to 8 new smartphone models targeting different industries and different customers to provide wireless data total solutions in 2005. Depending on the progress of development of the 3G network in the PRC, the Group may also launch 3G wireless data solutions and 3G integrated solutions when appropriate.

Looking ahead, the Group will seek to maintain a healthy financial position, boost its existing market, aggressively develop innovative products and new markets, and launch system solutions to cater to the different needs of different industries and clients.



USE OF PROCEEDS

The Company was listed on the Main Board of the Stock Exchange on 9 December 2004. As at 31 December 2004, the Company has not used any of its listing proceeds and the same was deposited with financial institutions in Hong Kong and China.

FOREIGN EXCHANGE EXPOSURE

During the reporting period, the Group's expenses, assets and liabilities were mainly denominated in Renminbi. Taking into account the Group's operation and capital needs, the Directors considered that the Group did not have any significant foreign exchange exposure.

EMPLOYEES AND REMUNERATION POLICY

As at 31 December 2004, the Group employed a total of 502 employees (2003: 420). During the year, staff cost amounted to HK$22,168,000 (2003: HK$11,791,000). The remuneration of the Group's employees are commensurate with their responsibilities and market levels, with discretionary bonuses given on a merit basis.

SIGNIFICANT INVESTMENTS

There were no significant investments held by the Group as at 31 December 2004.

MATERIAL ACQUISITION AND DISPOSALS DURING THE YEAR

There were no material acquisitions and disposals of the Company, its subsidiaries and associated companies as at 31 December 2004.



DIRECTORS

Executive Directors

Mr. GUO Deying, aged 40, is a founding member and the chairman of the Group. He is responsible for the Group's overall management and the strategic development. Mr. Guo has been the chairman, the legal representative and the general manager of the Group since its establishment in 1993. Mr. GUO has about 12 years of experience in wireless communication industry. Mr. Guo was certified as an engineer by 深圳市工程技術中評委 (Shenzhen City Engineering Technical Central Examination Board) in December 1991. He holds a master's degree in engineering from 上海交通大學 (Shanghai Jiao Tong University). Mr. Guo was appointed as a guest professor by 西安電子科技大學 (Xidian University) for its computer network and information security department in November 2003. In October 2004, Mr. Guo was accredited as 中國優秀民營科技企業家 (Excellent Entrepreneur of Private-owned Technology Companies in the PRC) by 中華全國工商業聯合會 (China National Industrial and Commercial Association) and 中國民營科技實業家協會 (China Private-owned Technology Industrialists Association).

Mr. JIANG Chao, aged 34, is the chief financial officer, vice president of the Group, and the qualified accountant and company secretary of the Company and is responsible primarily for the finance and administrative functions of the Group. He is an associate member of the Association of Chartered Certified Accountants and a certified public accountant in the PRC. Mr. Jiang joined the Group in June 2002. Mr. Jiang has about 14 years of experience in accounting and finance. Prior to joining the Group, he had worked for the State Audit Bureau. Mr. Jiang had also worked for 僑興電子有限公司 (Qiaoxing Electronic Company Limited) and 深圳市中興新通訊設備有限公司 (Shenzhen Zhong Xing Xin Telecom Equipment Company Limited), being responsible for financial and accounting functions. Mr. Jiang obtained a bachelor's degree in Economics from 中山大學 (Zhongshan University) in 1991.

Non-executive Directors

Ms. MA Dehui, aged 74, is a non-executive Director. Ms. Ma joined the Group in August 2003. She was an associate professor of the faculty of computer science and technology department in 西南民族大學 (South Western University for Nationalities). Ms. Ma is the mother-in-law of Mr. Guo.

Ms. YANG Xiao, aged 36, is a non-executive Director. Ms. Yang joined the Group in August 2001. She graduated with a diploma from 深圳大學 (Shenzhen University). During 1992 to 1995, Ms. Yang worked in 深圳市運輸局 (Shenzhen Transport Bureau). Ms. Yang is the spouse of Mr. Guo.

Ms. Ma and Ms. Yang are only representatives of the controlling Shareholder on the Board and do not hold any management role in the Company.

Independent non-executive Directors

Dr. HUANG Dazhan, aged 47, is an independent non-executive Director and joined the Group in November 2004. Dr. Huang obtained his doctorate degree from The Victoria University of Manchester, UK in 1993. Dr. Huang now serves as the managing director of China Merchants Finance Holdings Co. Ltd.. He is also a non-executive director of China Merchants Bank Co. Ltd. (a company listed in the PRC) and an executive director of China Merchants China Direct Investments Ltd. (a company listed on the Main Board).

Mr. XIE Weixin, aged 63, is an independent non-executive Director and joined the Group in November 2004. Mr. Xie graduated from the Department of Electronics Engineering of Xian University of Electronics Technology in 1965. Mr. Xie is currently a professor of electrical engineering and the chancellor of Shenzhen University.

Mr. CHAN King Chung, aged 43, is an independent non-executive Director and joined the Group in November 2004. He obtained the bachelor's degree in business administration and accountancy from the Chinese University of Hong Kong in 1987 and City University of Hong Kong in 1993 respectively. Mr. Chan also holds master's degrees in business administration and accountancy from Murdoch University in 2000 and Charles Sturt University in 1994 respectively. He is a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of The Hong Kong Institute of Company Secretaries. With 11 years of experience in corporate governance, management and financial controlling, Mr. Chan is currently the company secretary of Shenzhen High-Tech Holdings Limited (a company listed on the Main Board).

SENIOR MANAGEMENT

Mr. LI Wang, aged 33, is a deputy general manager of the Group and is responsible for the Group's sales and marketing. He joined the Group in March 2001. He has 8 years of working experience in the information technology industry. Before joining the Group, he worked for 華為技術有限公司 (Hua Wei Technology Company Limited). He obtained a master's degree in business administration from 大連理工大學 (Dalian University of Technology) in 1997.

Mr. LI Ming, aged 41, is a deputy general manager of the Group and is responsible for the research and development ("R&D") of software. He has about 20 years of experience in software development. Before joining the Group in March 2001, he worked for various famous domestic software companies, some of which are being software developers for mobile phones. He obtained a bachelor's degree in electronic engineering from Shanghai Jiao Tong University in July 1985. Mr. Li was appointed as a guest professor by Xidian University in November 2003.

Mr. DONG Yongquan, aged 42, is a deputy general manager of the Group and is responsible for the R&D of hardware. Prior to joining the Group in July 1997, he worked for 深圳雲海股份有限公司 (Shenzhen Winhap Communications Inc), which is mainly engaged in the R&D of smartphones. He has over 11 years of experience in developing wireless data communication products. During the period from September 1984 to July 1987, Mr. Dong studied in the faculty of wireless communication of 長春郵電學院 (Changchun Institute of Post and Telecommunications) and graduated in 1987. He was awarded 深圳市青年科技專家中銀集團獎 (Shenzhen Municipal Young Technologist Prize — Bank of China Group Award) in 2000. Mr. Dong was appointed as a guest professor by Xidian University in November 2003.

Mr. LI Liuqun, aged 42, is a deputy general manager of the Group and is responsible for logistic, purchasing and production functions. Mr. Li also acts as the general manager of the mobile industry department. He has about 20 years of experience in the wireless telecommunication industry. Prior to joining the Group in December 2000, he worked for 國營第七六零廠 (State 760 Factory). He obtained a bachelor's degree in engineering from 西北電訊工程學院 (Xian University of Electronics Technology) in 1985.

Mr. LI Bin, aged 35, is a deputy general manager of the Group and the general manager of the systems department. Mr. Li is responsible for the provision of system solutions including R&D, technical support, marketing, and related purchase of materials. He joined the Group in June 1996. Prior to joining the Group, Mr. Li worked in 中國三江航天工業集團有限公司 (China Sanjiang Aviation Industry Group Company). He obtained a bachelor's degree in computer science and software engineering from 華中理工大學 (Huazhong University of Science and Technology) in 1992.

Ms. FU Qun, aged 30, is an assistant general manager of the Group. Ms. Fu is responsible for the internal management of the Group and secretarial duties of the Board. She joined the Group in July 1998. She obtained a bachelor's degree in accounting from 江西財經大學 (Jiangxi University of Finance and Economics) in 1998.

The directors of China Wireless Technologies Limited (the "Company") are pleased to present their report together with the audited financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2004.

LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

The Company was listed on the Stock Exchange on 9 December 2004 by way of placing and public offer of a total number of 132,000,000 shares comprising 100,000,000 new shares and 32,000,000 sale shares at HK$0.86 per share.

PRINCIPAL ACTIVITIES

The Group is a wireless solution and equipment provider in the PRC. The principal activity of the Company is investment holding. Details of the principal activities of the subsidiaries are set out in note 15 to the financial statements. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2004 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 27 to 64.

No interim dividend was paid to the shareholders during the year. The directors have resolved to recommend the payment on 30 May 2005 of a final dividend of HK$0.02 per ordinary share for the year ended 31 December 2004 to shareholders on register of members. A resolution regarding the payment of such dividend will be proposed at the forthcoming annual general meeting of the Company. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the capital and reserves section of the balance sheet.

For the purpose of the forthcoming annual general meeting and entitlement to the proposed dividend, the register of members of the Company will be closed from 9 May 2005 to 13 May 2005 (both days inclusive).

USE OF PROCEEDS FROM THE COMPANY'S INITIAL PUBLIC OFFERING (THE "IPO")

The net proceeds from the IPO of the Company, as disclosed in the Company's prospectus dated 30 November 2004, (after deducting estimated underwriting commission and issue expenses) was approximately HK$70 million (equivalent to approximately RMB74 million), which the Group intended to use in the following manner:

— approximately HK$25 million (equivalent to approximately RMB26.5 million) for strengthening research and development capabilities, by using in research and development of smartphone and related industry application, enhancement of wireless coverage solution for personal handyphone system ("PHS") network, enhancement of the Group's integrated telecom business platform, the third generation wireless service ("3G") technologies and upgrading of existing products and solutions to be 3G compatible, and further research and development of core technologies of wireless telecommunication;

- approximately HK$25 million (equivalent to approximately RMB26.5 million) for the manufacturing and marketing of smartphones;
- approximately HK$9 million (equivalent to approximately RMB9.5 million) for promotion of overall corporate image, including television advertising, newspaper and out-door media advertising, and other promotion;
- approximately HK$5 million (equivalent to approximately RMB5.3 million) for strategic investments in wireless technologies companies;
- approximately HK$5 million (equivalent to approximately RMB5.3 million) for enhancing the Group's network for sales and provision of customer support services; and
- the remaining balance to be used as general working capital of the Group, mainly to finance the purchase of materials, manufacturing and marketing of the Group's products and solutions.

SUMMARY FINANCIAL INFORMATION

The following is a summary of the consolidated/combined financial results and consolidated/combined assets and liabilities of the Group for the last four financial years, prepared on the basis set out in note 1 below:

	Year ended 31 December			
	2004	2003	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
RESULTS				
Turnover	**245,545**	151,808	95,243	79,676
Profit before tax	**51,195**	39,966	33,005	13,755
Tax	**(7,528)**	(3,103)	(2,299)	(1,337)
Profit before minority interests	**43,667**	36,863	30,706	12,418
Minority interests	**—**	—	—	322
Net profit from ordinary activities attributable to shareholders	**43,667**	36,863	30,706	12,740

	31 December			
	2004	2003	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
ASSETS AND LIABILITIES				
Non-current assets	**39,485**	30,660	26,695	10,011
Current assets	**341,813**	175,478	71,126	89,817
Current liabilities	**165,097**	111,016	69,370	83,488
Net assets	**215,010**	95,122	28,451	16,340

As the Group listed in the Stock Exchange, the directors consider it would be more appropriate to present their results in HKD. The translation rate is HK$1:RMB1.0639.

Notes:

1. The summary of the published combined results of the Group for each of the three years ended 31 December 2001, 2002 and 2003 was extracted from the Company's prospectus dated 30 November 2004 (the "Prospectus"). Such summary was prepared as if the current Group structure had been in existence throughout these financial years. The consolidated results of the Group for the year ended 31 December 2004 are those set out on page 27 of this annual report and the basis of presentation of the consolidated results is detailed in note 3 to the financial statements.

2. The summary of the consolidated/combined assets and liabilities as at 31 December 2001, 2002 and 2003 was extracted from the Prospectus. Such summary was prepared on the same basis as detailed in note 1 above. The consolidated/combined assets and liabilities as at 31 December 2004 are those set out on page 28 of this annual report.

FIXED ASSETS

Details of movements in the fixed assets of the Group for the year ended 31 December 2004 are set out in note 14 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital for the year ended 31 December 2004 are set out in note 29 to the financial statements. The Company has adopted a share option scheme (the "Scheme") by a written resolution of all shareholders of the Company on 21 November 2004. During the year, no share options have been granted or exercised.

RESERVES

Details of movements of reserves of the Company and the Group during the year are set out in note 30 to the financial statements and in the consolidated summary statement of changes in equity.

DISTRIBUTABLE RESERVES

As at 31 December 2004, the Company's reserves available for distribution, calculated in accordance with the Companies Law (2001 Second Revision) of the Cayman Islands, amounted to HK$139,961,000 of which HK$8,000,000 has been proposed as a final dividend for the year. The distributable reserves include the Company's share premium account and contributed surplus, amounted to HK$140,274,000 at 31 December 2004, which may be distributed provided that immediately following the date on which such reserve is proposed to be distributed, the Company will be in a position to pay off its debts as and when they fall due in the ordinary course of business.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's articles of association or the laws of the Cayman Islands, being the jurisdiction in which the Company was incorporated, which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries, redeemed or sold any of the Company's listed securities during the year and up to the date of this report.

MAJOR CUSTOMERS AND SUPPLIERS

Sales to the Group's five largest customers accounted for approximately 65% of the Group's turnover for the year, and sales to the Group's largest customer included therein amounted to 24%. Purchases from the Group's five largest suppliers accounted for approximately 80% of the total purchases for the year, and purchases from the Group's largest supplier included therein amounted to 50%.

None of the directors or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and/or suppliers.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Mr. Guo Deying *(Chairman)*
Mr. Jiang Chao

Non-executive directors:

Ms. Yang Xiao
Ms. Ma Dehui

Independent non-executive directors:

Dr. Huang Dazhan
Mr. Xie Weixin
Mr. Chan Kingchung

Under the current articles of association (the "Articles") of the Company, all of the directors of the Company (except the Chairman of the board (the "Board") of the directors and/or the managing director of the Company) are subject to retirement by rotation and re-election in accordance with the provision of the Articles.

In accordance with Article 87 of the Articles, Ms Ma Dehui, a non-executive director, will retire at the forthcoming annual general meeting of the Company and, being eligible, will offer herself for re-election.

In accordance with Article 86 of the Articles, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan Kingchung, each an independent non-executive director of the Company and being directors appointed since the last annual general meeting by the Board, will retire at the forthcoming annual general meeting and, being eligible, will offer himself for re-election.

The Company has received from each of the independent non-executive directors an annual confirmation pursuant to Rule 3.13 of the Listing Rules and the Board still considers each of the independent non-executive directors to be independent from the Company.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

The biographical details of the directors and the senior management of the Group are set out on pages 12 to 14 of the annual report.

DIRECTORS' SERVICE CONTRACTS

Each of the executive directors has entered into a service agreement with the Company dated 15 August 2003 as amended by a supplemental deed dated 21 November 2004 for an initial term of three years commencing from 21 November 2004.

Each of the non-executive directors has entered into a service agreement with the Company dated 21 November 2004 for an initial term of three years commencing from 21 November 2004.

Each of the independent non-executive directors has entered into a service agreement with the Company for an initial term of one year commencing from 21 November 2004.

None of the directors has entered into a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed in note 22 and 33 to the financial statements, no director had a significant beneficial interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during or at the end of the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES

At 31 December 2004, the interests and short positions of the directors, the chief executive or their associates in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), were as follows:

Long positions in shares of the Company:

		Number of shares held, capacity and nature of interest					
Name of director	Notes	Directly beneficially owned	Through spouse or minor children	Through controlled corporation	Beneficiary of a trust	Founder of a discretionary trust	Percentage of the Company's issued share capital
Mr. Guo Deying	1 & 2	—	227,454,545	18,000,000	—	227,454,545	61.36
Ms. Yang Xiao	1	—	227,454,545	—	—	227,454,545	56.86
Mr. Jiang Chao	3	—	—	—	18,000,000	—	4.5

Short positions in shares of the Company:

		Number of shares held, capacity and nature of interest					
Name of director	Note	Directly beneficially owned	Through spouse or minor children	Through controlled corporation	Beneficiary of a trust	Founder of a discretionary trust	Percentage of the Company's issued share capital
Mr. Guo Deying	1	—	19,661,733	—	—	19,661,733	4.92
Ms. Yang Xiao	1	—	19,661,733	—	—	19,661,733	4.92

Long positions in shares of associated corporation

Name of director	Note	Name of associated corporation	Number of shares held, capacity and nature of interest: Through spouse or minor children	Founder of a discretionary trust	Percentage of issued share capital of the associated corporation
Mr. Guo Deying	1	Data Dreamland Holding Limited	1,000	1,000	100
Ms. Yang Xiao	1	Data Dreamland Holding Limited	1,000	1,000	100

Notes:

1. The entire issued share capital of Data Dreamland Holding Limited ("Data Dreamland") is held by Barrie Bay Limited ("Barrie Bay"), which is acting as the trustee of the Barrie Bay Unit Trust. The Barrie Bay Unit Trust is a unit trust, of which 9,999 units are held by HSBC International Trustee Limited ("HSBC Trustee") acting as the trustee of the Barrie Bay Trust and the remaining 1 unit is held by Ms. Yang Hua. The Barrie Bay Trust is a discretionary trust set up by Mr. Guo Deying ("Mr. Guo") an executive director and his spouse, Ms. Yang Xiao ("Ms. Yang"), a non-executive director, on 22 November 2004, the beneficiary objects of which include the minor children of Mr. Guo and Ms. Yang. Each of Mr. *Guo and Ms. Yang is taken to be interested in the 227,454,545 shares held by Data Dreamland as each of them is a* settlor of the Barrie Bay Trust and by virtue of the interests of their children under the Barrie Bay Trust. The long position of each of Mr. Guo and Ms. Yang under the column "Through spouse or minor children" and the column "Founder of discretionary trust" under the table headed "Long position in shares of the Company" above refers to the same 227,454,545 shares.

   Each of Mr. Guo and Ms. Yang is also taken to have a short position in the 19,661,733 shares which are subject to an option (as defined below) under an agreement dated 22 December 2003 and entered into between JAFCO Asia Technology Fund ("JATF"), Data Dreamland, Mr. Guo, Ms. Yang and Ms. Ma Dehui (as amended by an amendment deed dated 23 November 2004 and entered into among the same five parties and Barrie Bay) (the "Option Agreement"). Subject to Rule 10.07(1) of the Listing Rules, upon exercise of the option (the "Option") granted by Data Dreamland to JATF pursuant to the Option Agreement, JATF can purchase 19,661,733 shares from Data Dreamland at a nominal aggregate consideration of US$1.00. The short position of each of Mr. Guo and Ms. Yang under the column "Through spouse or minor children" and the column "Founder of discretionary trust" under the table headed "Short position in shares of the Company" above refer to the same 19,661,733 shares.

   Each of Mr. Guo and Ms. Yang is taken to be interested in the entire issued share capital of Data Dreamland as each of them is a settlor of the Barrie Bay Trust and by virtue of the interests of their children under the Barrie Bay Trust. The long position of each of Mr. Guo and Ms. Yang under the column "Through spouse or minor children" and the column "Founder of discretionary trust" under the table headed "Long position in shares of associated corporation" above refers to the same 1,000 shares.

2. Mr. Guo is taken to be interested in the 18,000,000 shares held by Wintech Consultants Limited as he is interested in the entire issued share capital of the Wintech Consultants Limited.

3. Mr. Jiang Chao, an executive director, is taken to be interested in the 18,000,000 shares held by Wintech Consultants Limited as he is one of the discretionary objects under the China Wireless Employee Benefit Trust, a discretionary trust established for the benefit of the employees of the Group.

Save as disclosed above, none of the directors and chief executive had an interest or short position in the shares, underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Directors' rights to acquire shares

Save as disclosed under the headings "Directors' and chief executive's interests and short positions in shares and underlying shares and debentures" above and "Share option scheme" below, at no time during the year were rights to acquire benefits by means of the acquisition of shares in the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

Share option scheme

The Company has adopted the Scheme by a written resolution of all shareholders of the Company on 21 November 2004. During the year, no share options have been granted or exercised.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 31 December 2004, the following interests and short positions of 5% or more in the issued share capital and share options of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions in shares of the Company:

Name	Notes	Number of shares in which interested	Number of shares in which interested under equity derivatives	Nature of interest	Total number of shares	Percentage of the Company's issued share capital
Data Dreamland Holding Limited	1	227,454,545	—	Beneficial owner	227,454,545	56.86
Barrie Bay Limited	2	227,454,545	—	Interest of a controlled corporation	227,454,545	56.86
HSBC International Trustee Limited	2	227,454,545	—	Trustee	227,454,545	56.86
JAFCO Asia Technology Fund	3	22,545,455	19,661,733	Beneficial owner	42,207,188	10.55
JAFCO Asia Technology Fund L.P.	4	22,545,455	19,661,733	Interest of a controlled corporation	42,207,188	10.55
JAFCO Asia Technology Holdings Limited	4	22,545,455	19,661,733	Interest of a controlled corporation	42,207,188	10.55
JAFCO Investment (Asia Pacific) Limited	4	22,545,455	19,661,733	Interest of a controlled corporation	42,207,188	10.55
JAFCO Co., Ltd.	4	22,545,455	19,661,733	Interest of a controlled corporation	42,207,188	10.55
Nomura Holdings, Inc.	4	22,545,455	19,661,733	Interest of a controlled corporation	42,207,188	10.55
Yuanta Asset Management Ltd.		27,200,000	—	Investment manager	27,200,000	6.80

Short positions in shares of the Company:

Name	Notes	Number of shares in short positions	Number of shares in short positions under equity derivatives	Nature of interest	Total	Percentage of the Company's issued share capital
Data Dreamland Holding Limited	1	—	19,661,733	Beneficial owner	19,661,733	4.92
Barrie Bay Limited	2	—	19,661,733	Interest of a controlled corporation	19,661,733	4.92
HSBC International Trustee Limited	2	—	19,661,733	Trustee	19,661,733	4.92

Notes:

1. The entire issued share capital of Data Dreamland is held by Barrie Bay. Barrie Bay is acting as the trustee of the Barrie Bay Unit Trust. The Barrie Bay Unit Trust is a unit trust of which 9,999 units are held by HSBC Trustee, which is acting as the trustee of the Barrie Bay Trust and the remaining 1 unit is owned by Ms. Yang Hua. The Barrie Bay Trust is a discretionary trust set up by Mr. Guo and Ms. Yang on 22 November 2004 and the discretionary objects of which include the minor children of Mr. Guo and Ms. Yang.

   Data Dreamland has a short position in the 19,661,733 shares which are subject to the Option under the Option Agreement. Subject to Rule 10.07(1) of the Listing Rules, upon exercise of the Option by JATF pursuant to the Option Agreement, JATF can purchase 19,661,733 shares from Data Dreamland at a nominal aggregate consideration of US$1.00.

2. The 227,454,545 shares are held by Data Dreamland, the entire share capital of which is held by Barrie Bay, which is acting as the trustee of the Barrie Bay Unit Trust and the entire issued share capital of which is held by HSBC Trustee.

   Each of Barrie Bay and HSBC Trustee is also taken to have a short position in 19,661,733 shares which are subject to the Option Agreement.

3. JATF holds 22,454,545 shares and has a long position in 19,661,733 shares under the Option Agreement. Subject to Rule 10.07(1) of the Listing Rules, upon exercise of the Option by JATF pursuant to the Option Agreement, JATF can purchase 19,661,733 shares from Data Dreamland at a nominal aggregate consideration of US$1.00.

4. The 22,454,545 shares are held by JATF, a company 100% beneficially owned by JAFCO Asia Technology Fund L.P.

   JAFCO Asia Technology Fund L.P. is a limited partnership which is managed by its sole general partner, JAFCO Asia Technology Holdings Limited. JAFCO Co., Ltd. has a 44.38% interest in JAFCO Asia Technology Fund L.P. JAFCO Asia Technology Holdings Limited is 100% beneficially owned by JAFCO Investment (Asia Pacific) Ltd.

   JAFCO Investment (Asia Pacific) Ltd. is 100% beneficially owned by JAFCO Co., Ltd.

   JAFCO Co., Ltd. is 37.1% beneficially owned by Nomura Holdings, Inc.

Each of JAFCO Asia Technology Fund L.P., JAFCO Asia Technology Holdings Limited, JAFCO Investment (Asia Pacific) Ltd. and JAFCO Co., Ltd. and Nomura Holdings, Inc. is taken to be interested in the 22,454,545 shares held by JATF and the long position in 19,661,733 shares subject to the Option under the Option Agreement.

Save as disclosed above, as at 31 December 2004, so far as the directors are aware, there are no other persons, other than the directors and chief executive of the Company, who had interests or short positions in the shares, underlying shares or debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and are required to be recorded in the register required to be kept pursuant to Section 336 of the SFO.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company complied with the Code of Best Practice (the "Code"), as set out in Appendix 14 of the Listing Rules, throughout the accounting period covered by the annual report. The Code has been replaced by the Code on Corporate Governance Practices effective from 1 January 2005 which is also applicable to the Company effective from that date subject to certain transitional arrangements.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code as the Company's code of conduct for dealings in securities of the Company by the directors. Based on specific enquiry of the Company's directors, the directors complied with the required standard set out in the Model Code, throughout the accounting period covered by the annual report.

AUDIT COMMITTEE

The Company established an Audit Committee (the "Committee") on 21 November 2004 with written terms of reference in compliance with the Code, as set out in Appendix 14 of the Listing Rules. The primary duties of the Committee are to review and supervise the financial reporting process and internal control systems of the Group. The Committee comprises three independent non-executive directors. The Group's financial statements for the year ended 31 December 2004 have been reviewed by the members of the Committee, who are of the opinion that such statements comply with applicable accounting standards, the Listing Rules and legal requirements and that adequate disclosures have been made therein.

COMPETING INTERESTS

None of the Directors or the substantial shareholders of the Company and their respective associates (as defined in the Listing Rules) had any interest in a business which competes or may compete with the business of the Group.

MATERIAL LEGAL PROCEEDINGS

During the year, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company as far as the Board was aware of.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors, as at the date of this report, the percentage of shares of the Company in public hands is in compliance with the prescribed level of minimum public float as set out in Rule 8.08 of the Listing Rules.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the annual general meeting.

On behalf of the Board

Guo Deying
Chairman

Hong Kong
12 April 2005

ERNST & YOUNG
安永會計師事務所

To the members
China Wireless Technologies Limited
(Incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 27 to 64 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
Hong Kong
12 April 2005

	Notes	2004 HK$'000	2003 HK$'000
TURNOVER	5	**245,545**	151,808
Cost of sales		**(146,137)**	(87,269)
Gross profit		**99,408**	64,539
Other revenue and gain	5	**2,966**	3,075
Selling and distribution costs		**(25,926)**	(11,108)
Administrative expenses		**(21,758)**	(14,202)
Other operating expenses		**(1,447)**	(464)
Profit from operating activities	6	**53,243**	41,840
Finance costs	7	**(2,048)**	(1,834)
Share of losses of an associate		**—**	(40)
PROFIT BEFORE TAX		**51,195**	39,966
Tax	10	**(7,528)**	(3,103)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	11	**43,667**	36,863
Earnings per share			
— Basic (HK$)	13	**0.14**	0.12
DIVIDEND			
Proposed final dividend	12	**8,000**	—

CONSOLIDATED BALANCE SHEET

31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
NON-CURRENT ASSETS			
Fixed assets	14	**32,256**	24,313
Interest in an associate	16	**—**	399
Product development costs	17	**7,229**	5,948
		39,485	30,660
CURRENT ASSETS			
Inventories	18	**28,559**	19,629
Trade receivables	19	**105,016**	101,528
Prepayments, deposits and other receivables	20	**96,644**	28,959
Due from a related company	21	**258**	—
Due from directors	22	**1,094**	—
Pledged deposits	23	**29,890**	7,773
Cash and cash equivalents	23	**80,352**	17,589
		341,813	175,478
CURRENT LIABILITIES			
Trade payables	24	**16,122**	19,561
Notes payable	25	**13,192**	21,703
Tax payable		**11,350**	3,853
Other payables and accruals	26	**67,937**	30,994
Interest-bearing bank borrowings	27	**56,396**	29,702
Due to related companies	21	**—**	3,364
Due to directors	22	**100**	1,839
		165,097	111,016
NET CURRENT ASSETS		**176,716**	64,462
TOTAL ASSETS LESS CURRENT LIABILITIES		**216,201**	95,122
NON-CURRENT LIABILITIES			
Deferred tax liabilities	28	**1,191**	—
		215,010	95,122
CAPITAL AND RESERVES			
Share capital	29	**4,000**	40
Reserves	30	**203,010**	95,082
Proposed final dividend	12	**8,000**	—
		215,010	95,122

Guo Deying
Director

Jiang Chao
Director

	Notes	2004 HK$'000	2003 HK$'000
TOTAL EQUITY			
Balance at beginning of year		**95,122**	28,449
Surplus on revaluation of land and buildings	30	**7,940**	—
Deferred tax on revaluation surplus	30	**(1,191)**	—
Net profit from ordinary activities attributable to shareholders		**43,667**	36,863
Issue of shares, including share premium	29, 30	**86,000**	—
Share issue expenses	30	**(16,528)**	—
Issue of preference shares		**—**	29,810
Balance at end of year		**215,010**	95,122

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**51,195**	39,966
Adjustments for:			
Share of losses of an associate		**—**	40
Interest income	5, 6	**(87)**	(110)
Interest expense	7	**2,048**	1,834
Gain on disposal of an associate	5, 6	**(1,011)**	—
Depreciation	6	**2,700**	2,402
Amortisation of product development costs	17	**2,239**	376
Loss on disposal of fixed assets	6	**132**	70
Provision for other receivables	6	**561**	—
Write-back of provision for trade receivables	6	**—**	(296)
Operating profit before working capital changes		**57,777**	44,282
Increase in inventories		**(8,930)**	(1,119)
Increase in trade receivables		**(3,488)**	(67,154)
Increase in prepayments, deposits and other receivables		**(68,246)**	(19,809)
(Increase)/decrease in an amount due from a related company		**(258)**	674
Increase in amounts due from directors		**(1,094)**	—
Increase/(decrease) in trade payables		**(3,439)**	12,436
Increase/(decrease) in notes payable		**(8,511)**	17,481
Increase/(decrease) in other payables and accruals		**36,943**	(1,409)
Increase/(decrease) in amounts due to related companies		**(3,364)**	3,364
Decrease in amounts due to directors		**(1,739)**	(1,637)
Cash used in operations		**(4,349)**	(12,891)
Tax paid		**(31)**	—
Net cash outflow from operating activities		**(4,380)**	(12,891)

continued/....

	Notes	2004 HK$'000	2003 HK$'000
Net cash outflow from operating activities		**(4,380)**	(12,891)
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received		**87**	110
Purchases of fixed assets	14	**(2,835)**	(18,018)
Additions to product development costs	17	**(3,520)**	(4,767)
Increase in pledged time deposits		**(22,117)**	(7,773)
Disposal of an associate		**1,410**	—
Net cash outflow from investing activities		**(26,975)**	(30,448)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of ordinary shares	29, 30	**86,000**	—
Proceeds from issue of preference shares	29, 30	**—**	29,810
Share issue expenses	30	**(16,528)**	—
New bank loans		**77,075**	65,402
Repayment of bank loans		**(50,381)**	(41,339)
Interest paid		**(2,048)**	(1,834)
Net cash inflow from financing activities		**94,118**	52,039
NET INCREASE IN CASH AND CASH EQUIVALENTS		**62,763**	8,700
Cash and cash equivalents at beginning of year		**17,589**	8,889
CASH AND CASH EQUIVALENTS AT END OF YEAR	23	**80,352**	17,589
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and cash equivalents		**80,352**	17,589

BALANCE SHEET

31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
NON-CURRENT ASSETS			
Interests in subsidiaries	15	**71,694**	64,619
		71,694	64,619
CURRENT ASSETS			
Prepayments, deposits and other receivables	20	**—**	1,444
Pledged deposits	23	**29,890**	7,773
Cash and cash equivalents	23	**44,432**	963
		74,322	10,180
CURRENT LIABILITIES			
Other payables and accruals	26	**361**	—
Due to directors	22	**1,694**	—
		2,055	—
NET CURRENT ASSETS		**72,267**	10,180
		143,961	74,799
CAPITAL AND RESERVES			
Share capital	29	**4,000**	40
Reserves	30	**131,961**	74,759
Proposed final dividend	12	**8,000**	—
		143,961	74,799

Guo Deying
Director

Jiang Chao
Director

1. CORPORATE INFORMATION AND GROUP REORGANISATION

The registered office of the Company is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies.

The principal activity of the Company is investment holding. Details of the principal activities of the Company's subsidiaries are set out in note 15 to the financial statements. There were no significant changes in the nature of the subsidiaries' principal activities during the year.

The holding company of the Company is Data Dreamland Holding Limited ("Data Dreamland"), which was incorporated in the British Virgin Islands ("BVI") on 3 February 2003. All shares in Data Dreamland are held by Barrie Bay Limited under the family trust set up by Mr. Guo Deying, the executive director of the Company, and Ms. Yang Xiao, the non-executive director of the Company.

The Group underwent a reorganisation (the "Group Reorganisation") in preparation for the listing of the Company's shares on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Pursuant to the Group Reorganisation as set out in the Company's prospectus dated 30 November 2004, Mr. Guo Deying and Ms. Yang Xiao transferred 5,000 and 45,000 shares respectively in Yulong Infotech Inc. ("YII") (which, together, constitute the entire issued share capital of YII) to the Company in consideration of which the Company allotted and issued 8,639,999 shares credited as fully paid to Data Dreamland. Ms. Ma Dehui and Ms. Yang Xiao transferred 1 and 9 shares respectively in Digital Tech Inc. ("DTI") (which, together, constitute the entire issued share capital of DTI) to the Company in consideration for the Company allotting and issuing 9,360,000 shares credited as fully paid to Data Dreamland. Pursuant to the Group Reorganisation, Mr. Guo Deying also transferred 1 share to Data Dreamland in cash at par. Immediately following such allotment, issue and transfer of shares, the Company became wholly owned by Data Dreamland and the entire share capital of YII and DTI were acquired by the Company. YII and DTI were incorporated in the BVI on 27 June 2000 and 25 March 2002, respectively. Both companies are the intermediate holding companies of Yulong Computer Telecommunication Scientific (Shenzhen) Co., Ltd. ("Shenzhen Yulong"), the principal operating subsidiary of the Company established in the People's Republic of China (the "PRC").

2. IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

The Hong Kong Institute of Certified Public Accountants (the "HKICPA") has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards, (which also include Statements of Standard Accounting Practice ("SSAPs") and Interpretations) issued by the HKICPA, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of leasehold land and buildings, as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2004. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Associates

An associate is a company, not being a subsidiary, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Associates (continued)

The results of associates are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in associates are treated as long term assets and are stated at cost less any impairment losses.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Impairment of assets

An assessment is made at the end of the current year of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use and its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises.

Fixed assets and depreciation

Fixed assets, other than investment properties are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets, the expenditure is capitalised as an additional cost of that asset.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Fixed assets and depreciation (continued)

Changes in the values of fixed assets, other than investment properties, are dealt with as movements in the revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the revaluation reserve realise in respect of previous valuations is transferred to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life, after taking into account its estimated residual value. The estimated useful lives used for this purpose are as follows:

Buildings	20 years
Furniture, fixtures and office equipment	5 years
Motor vehicles	5 years

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential, any rental income being negotiated at arm's length. Such properties are not depreciated and are stated at their open market values on the basis of annual professional valuations performed at the end of each financial year, except where the unexpired term of the lease is 20 years or less, in which case depreciation is provided on the then carrying amount over the remaining term of the lease.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably, there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Deferred development costs are stated at cost less any impairment losses and are amortised using the straight-line basis over the commercial lives of the underlying products not exceeding two to five years commencing from the date when the products are put into commercial production.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Leased assets

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in fixed assets and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the profit and loss account so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, but are depreciated over their estimated useful lives.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivable under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any further costs expected to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits which are not restricted as to use.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Provisions for product warranties granted by the Group on certain products are recognised based on sales volume and past experience of the level of repairs and returns, discounted to their present values as appropriate.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet dates between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Income tax (continued)

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Government grants and subsidies

Government grants and subsidies from the government are recognised at their fair value where there is reasonable assurance that the grants or subsidies will be received and all attaching conditions will be complied with. When a grant or subsidy relates to an expense item, it is recognised as income over the periods necessary to match it on a systematic basis to the costs which it is intended to compensate. Where the grant or subsidy relates to an asset, the fair value is deducted on arriving at the carrying amount of the related asset.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group, and when the revenue can be measured reliably, on the following bases:

(i) for wireless system solutions (other than the realink PHS intelligent coverage system) sold to telecommunication operators and corporations, revenue is generally recognised by two instalments. The first instalment of between 40% to 80% of the contract amount is normally recognised when the customer issues a preliminary certification after the installation and testing, while the second instalment of the remaining contract amount is normally recognised when the customer issues the final certification after the trial run.

The Group normally provides a one-year warranty for its wireless system solutions. At the end of the warranty period, billing for the retention money of about 5% to 10% of the contract amount would be issued to the customers. Such retention money would have been already recognised by the Group upon final certification for acceptance by the customers;

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Revenue recognition (continued)

(ii) for the realink PHS intelligent coverage system sold to telecommunication equipment or solution distributors and wireless terminals sold to telecommunication operators and wireless terminal distributors, revenue is typically recognised upon delivery of the products;

(iii) from the rendering of services associated with goods sold, upon completion of such services;

(iv) rental income, on a time proportion basis over the lease terms;

(v) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(vi) government grants and subsidies, on receipt of such grants and subsidies.

Retirement benefits scheme

The Company, YII and DTI have not participated in any retirement benefits scheme since the dates of their incorporation.

The employees of the Group's subsidiary which operates in Mainland China are required to participate in a central pension scheme operated by the local municipal government. The subsidiary is required to contribute a certain percentage of its payroll costs to the central pension scheme. The contributions are charged to the profit and loss account as they become payable in accordance with the rules of the central pension scheme.

Borrowing costs

Borrowing costs are expensed in the year in which they are incurred.

Foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries are translated into Hong Kong dollars using the net investment method. The profit and loss accounts of overseas subsidiaries are translated in Hong Kong dollars at the weighted average exchange rates for the year. The balance sheets of overseas subsidiaries are translated to Hong Kong dollars at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Foreign currencies (continued)
For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

4. **SEGMENT INFORMATION**
Segment information is presented by way of the Group's primary segment reporting basis, by business segment. In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. No further geographical segment information is presented as over 90% of the Group's revenue is derived from customers based in Mainland China. The Group's customers and operations are located in Mainland China.

The Group's operating businesses are structured and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments in the market of Mainland China. Summary details of the business segments are as follows:

(a) the wireless system solutions segment enables network operators extend and enhance the transmission quality of their telecommunication networks and support their telecommunication services with management functions and user interface that can provide value-added services to subscribers;

(b) the wireless terminals segment consists of the provision of one-way wireless information receivers currently offered in the form of PDA, fixed wireless terminals mainly for commercial use in office or retail stores and smart phones which integrate a mobile phone and a PDA with wireless applications like e-mail and Internet browsing.

4. SEGMENT INFORMATION (continued)

	2004 HK$'000	2003 HK$'000
Segment revenue:		
Wireless system solutions	**36,465**	45,868
Wireless terminals	**209,080**	105,940
Consolidated revenue	**245,545**	151,808
Segment net profit:		
Wireless system solutions	**10,944**	22,547
Wireless terminals	**53,198**	24,969
	64,142	47,516
Unallocated corporate expenses	**(10,899)**	(5,676)
Profit from operating activities	**53,243**	41,840
Finance costs, net	**(2,048)**	(1,834)
Share of losses of an associate	**—**	(40)
Profit before tax	**51,195**	39,966
Tax	**(7,528)**	(3,103)
Net profit from ordinary activities attributable to shareholders	**43,667**	36,863

4. **SEGMENT INFORMATION (continued)**

	2004 HK$'000	2003 HK$'000
Segment assets:		
Wireless system solutions	**21,344**	46,525
Wireless terminals	**201,267**	98,349
Unallocated corporate assets	**158,687**	61,264
Total assets	**381,298**	206,138
Segment liabilities:		
Wireless system solutions	**11,820**	22,816
Wireless terminals	**71,748**	39,200
Unallocated corporate liabilities	**82,720**	49,000
Total liabilities	**166,288**	111,016
Capital expenditure:		
Wireless system solutions	**184**	249
Wireless terminals	**5,537**	6,487
Others	**634**	117
	6,355	6,853
Depreciation:		
Wireless system solutions	**278**	346
Wireless terminals	**876**	312
Others	**1,546**	1,744
	2,700	2,402
Amortisation:		
Wireless system solutions	**—**	—
Wireless terminals	**2,239**	376
Others	**—**	—
	2,239	376
Surplus on revaluation recognised directly in equity		
Wireless system solutions	**—**	—
Wireless terminals	**—**	—
Others	**7,940**	—
	7,940	—

5. TURNOVER, REVENUE AND GAIN

Turnover represents the net invoiced value of goods sold and services rendered during the year, after allowances for returns and trade discounts and net of sales tax and value-added tax. All significant intra-group transactions have been eliminated on consolidation.

An analysis of turnover, other revenue and gain is as follows:

	2004 HK$'000	2003 HK$'000
Turnover		
Sale of wireless system solutions and wireless terminals	**245,545**	151,808
Other revenue and gain		
Gain on disposal of an associate — note 16	**1,011**	—
Rental income	**341**	291
Interest income	**87**	110
Government grants and subsidies	**869**	1,701
Maintenance income	**166**	689
Sundry income	**492**	284
	2,966	3,075
	248,511	154,883

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	Notes	2004 HK$'000	2003 HK$'000
Cost of inventories sold and services provided		**146,137**	87,269
Depreciation	14	**2,700**	2,402
Research and development costs:			
Deferred expenditure amortised	17	**2,239**	376
Current year expenditure		**7,503**	3,048
Operating lease rental		**487**	103
Write-back of provision for trade receivables		**—**	(296)
Provision for other receivables		**561**	—
Loss on disposal of fixed assets		**132**	70
Auditors' remuneration		**1,200**	803
Staff costs (including directors' and senior executives' emoluments — notes 8 and 9):			
Salaries and wages		**19,789**	10,352
Staff welfare expenses		**1,041**	545
Pension scheme contributions		**1,338**	894
Total staff costs		**22,168**	11,791
Rental income		**(341)**	(291)
Interest income		**(87)**	(110)
Gain on disposal of an associate		**(1,011)**	—

7. FINANCE COSTS

	Group 2004 HK$'000	2003 HK$'000
Interest expense on:		
Amount due to a director	**—**	113
Bank loans wholly repayable within one year	**1,700**	1,383
Discounted notes receivable	**348**	338
	2,048	1,834

8. DIRECTORS' REMUNERATION

The remuneration of the directors of the Company for the year disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance is analysed as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Fees:	**332**	—
Other emoluments of executive directors		
Salaries, allowances and benefits in kind	**346**	346
Pension scheme contributions	**4**	4
	350	350
	682	350

(a) Independent non-executive directors

The fees paid to the Group's independent non-executive directors during the year were as follows:

	2004	2003
	HK$'000	HK$'000
Mr. Xie Weixin	**—**	—
Dr. Huang Dazhan	**13**	—
Mr. Chan King Chung	**11**	—
	24	—

There were no other emoluments payable to the independent non-executive directors during the year. (2003: Nil)

8. **DIRECTORS' REMUNERATION (continued)**

(b) **Executive directors and non-executive directors**

2004	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Performance related bonuses HK$'000	Pension scheme contributions HK$'000	Total emoluments HK$'000
Executive directors:					
Mr. Guo Deying	146	230	—	—	376
Mr. Jiang Chao	162	116	—	4	282
Non-executive directors:					
Ms. Ma Dehui	—	—	—	—	—
Ms. Yang Xiao	—	—	—	—	—
	308	346	—	4	658

2003	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Performance related bonuses HK$'000	Pension scheme contributions HK$'000	Total emoluments HK$'000
Executive directors:					
Mr. Guo Deying	—	230	—	—	230
Mr. Jiang Chao	—	116	—	4	120
Non-executive directors:					
Ms. Ma Dehui	—	—	—	—	—
Ms. Yang Xiao	—	—	—	—	—
	—	346	—	4	350

No directors waived or agreed to waive any remuneration during the year (2003: Nil). In addition, no emoluments were paid by the Group to the directors as an inducement to join, or upon joining the Group, or as a compensation for loss of office (2003: Nil).

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included one (2003: two) director, details of whose remuneration are set out in note 8 above. Details of the remuneration of the remaining four (2003: three) non-director, highest paid employees for the year are as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Salaries, allowances and benefits in kind	**535**	355
Performance related bonuses	**—**	—
Pension scheme contributions	**12**	8
	547	363

The number of non-director, highest paid employees whose remuneration fell within the following band is as follows:

	Number of employees	
	2004	2003
Nil to HK$1,000,000	**4**	3

10. TAX

No provision for Hong Kong profits tax has been made (2003: Nil) as the Group did not generate any assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2004	2003
	HK$'000	HK$'000
Current year provision:		
Hong Kong	**—**	—
Mainland China	**7,528**	3,103
Total tax charge for the year	**7,528**	3,103

10. TAX (continued)

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant tax authorities, Shenzhen Yulong, a wholly-owned subsidiary of the Company operating in Mainland China, which is qualified as a high-technology enterprise and operates in Shenzhen, was exempted from corporate income tax of the PRC for the two years starting from the first profitable year of operations and was entitled to a 50% relief from the corporate income tax of the PRC for the following six years. The first profitable year of operations of Shenzhen Yulong was 1996. An income tax rate of 15% was applied for the year ended 31 December 2004.

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the countries in which the Company and its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates to the effective tax rates, are as follows:

	2004 HK$'000	2003 HK$'000
Profit before tax	**51,195**	39,966
Tax at the applicable tax rate (2004: 15%, 2003: 7.5%)	**7,679**	2,998
Expenses not deductible for tax	**—**	105
Income not subject to tax	**(151)**	—
Tax charge at the Group's effective rate (2004: 14.7%, 2003: 7.8%)	**7,528**	3,103

11. NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net loss from ordinary activities attributable to shareholders for the year ended 31 December 2004 dealt with in the financial statements of the Company, was HK$310,000 (2003: HK$3,000). (note 30)

12. DIVIDEND

	Group	
	2004 HK$'000	2003 HK$'000
Proposed final dividend — HK$0.02 (2003: Nil) per ordinary share	**8,000**	—

13. EARNINGS PER SHARE

The calculation of basic earnings per share for the year is based on the net profit from ordinary activities attributable to shareholders for the year of HK$43,667,000 (2003: HK$36,863,000) and the weighted average of 306,301,370 (2003: 300,000,000) including capitalisation issued shares of 278,000,000) ordinary shares in issue during the year.

No diluted earnings per share amounts for the year ended 31 December 2004 and 2003 have been presented as the Company did not have any dilutive potential ordinary shares during these years.

14. FIXED ASSETS

Group

	Investment property HK$'000	Buildings HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation:					
At beginning of year	2,137	18,396	14,402	3,059	37,994
Additions	—	—	2,835	—	2,835
Surplus on revaluation (note 30)	—	7,940	—	—	7,940
Disposals	—	—	(1,104)	—	(1,104)
At 31 December 2004	2,137	26,336	16,133	3,059	47,665
Accumulated depreciation:					
At beginning of year	—	2,196	8,928	2,557	13,681
Provided during the year	—	947	1,622	131	2,700
Written back on disposals	—	—	(972)	—	(972)
At 31 December 2004	—	3,143	9,578	2,688	15,409
Net book value:					
At 31 December 2004	2,137	23,193	6,555	371	32,256
At 31 December 2003	2,137	16,200	5,474	502	24,313

14. FIXED ASSETS (continued)

The office building of the Group is located at Shenzhen, the PRC. The Group's office building was valued on an open market, existing use basis at 30 September 2004 by Debenham Tie Leung, an independent firm of professionally qualified valuers, at HK$22,088,000. A surplus of HK$7,940,000 arising therefrom, which represented the excess of the revalued amount over the then carrying value of the building, on an individual asset basis, has been credited to the fixed asset revaluation reserve (note 30).

Had the Group's office building been stated at cost less accumulated depreciation, it would have been included in the financial statements at approximately HK$13,965,000.

The dormitory of the Group is located at Taoyuan Village, Longzhu Avenue, Nansan District, Shenzhen, the PRC, with a historical net book value of HK$1.4 million as at 31 December 2004.

The Group's investment property, which represents an office apartment located in Shenzhen, the PRC, and is held under a medium lease, has been leased to a third party. The directors consider that the carrying amount of the investment property did not differ materially from its fair value as at 31 December 2004 and therefore the investment property was stated at its carrying amount.

As at 31 December 2004, the Group's investment property with a carrying amount of approximately HK$2,137,000 (2003: HK$2,137,000), and one of the Group's building with a net book value of approximately HK$21,762,000 (2003: HK$14,674,000) was pledged to secure a short term bank loan granted to the Group. For details of the interest-bearing bank borrowings, please refer to note 27.

15. INTERESTS IN SUBSIDIARIES

	Company	
	2004	2003
	HK$'000	HK$'000
Unlisted shares, at cost	**44,991**	44,991
Due from subsidiaries	**26,703**	19,628
	71,694	64,619

The amounts due from subsidiaries included in the Company's non-current assets are unsecured, interest-free and not repayable within one year.

15. INTERESTS IN SUBSIDIARIES (continued)

Particulars of the subsidiaries are as follows:

Company	Place of incorporation/ registration and operation	Nominal value of issued and fully paid-up registered share capital	Percentage of equity attributable to the Company Direct	Percentage of equity attributable to the Company Indirect	Principal activities
Yulong Infotech Inc.	BVI/ Mainland China	Ordinary US$50,000	100	—	Investment holding
Digital Tech Inc.	BVI/ Mainland China	Ordinary US$10	100	—	Investment holding
Yulong Computer Telecommunication Scientific (Shenzhen) Co., Ltd.	Mainland China	Paid-up and registered RMB30,000,000	—	100	Wireless solutions and equipment provider for the wireless telecommunication market in Mainland China

16. INTEREST IN AN ASSOCIATE

	2004 HK$'000	2003 HK$'000
Share of net assets	—	399

Particulars of the associate, which operated and was established in the PRC, were as follows:

Company	Percentage of ownership interest attributable to the Group	Principal activities
Shenzhen Yi Wei Digital Technology Co., Ltd. ("Shenzhen Yi Wei")	30	Development and design of websites and development of software for network gaming

Shenzhen Yi Wei is a Sino-foreign equity joint venture with an operating period of 20 years commencing 18 January 2001. The registered capital of Shenzhen Yi Wei was fully paid up in 2001. 70% and 30% of the issued capital of Shenzhen Yi Wei was held by Shenzhen Space Star Network Company Limited ("Space Star"), a related company of the Group, and YII, respectively. Shenzhen Yi Wei became dormant in June 2002. In February 2004, 30% of the issued shares of Shenzhen Yi Wei were disposed of by YII to a third party for a consideration of HK$1.4 million. The Group's share of net assets in Shenzhen Yi Wei as at the disposal date was HK$399,000. Hence a gain on disposal of HK$1,011,000 was generated from this transaction.

17. PRODUCT DEVELOPMENT COSTS

	Group HK$'000
Cost:	
At beginning of year	6,350
Additions	3,520
At 31 December 2004	9,870
Accumulated amortisation:	
At beginning of year	402
Provided during the year	2,239
At 31 December 2004	2,641
Net book value:	
At 31 December 2004	7,229
At 31 December 2003	5,948

18. INVENTORIES

	Group	
	2004 HK$'000	2003 HK$'000
Raw materials	**17,347**	9,854
Work in progress	**6,738**	2,492
Finished goods	**4,474**	7,283
	28,559	19,629

No inventory was stated at net realisable value as at 31 December 2004 (2003: Nil).

19. TRADE RECEIVABLES

The Group's trading terms with its customers are mainly on credit. The credit period is generally for a period of three months and a longer credit term of four to six months may be extended to customers with long term business relationship and good repayment history.

An aged analysis of the trade receivables as at the balance sheet date, based on invoice date, is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Within 3 months	**100,264**	42,848
4 to 6 months	**4,192**	23,393
7 to 12 months	**3,815**	34,237
1 to 2 years	**1,253**	2,100
More than 2 years	**—**	3,458
	109,524	106,036
Provision	**(4,508)**	(4,508)
	105,016	101,528

20. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Prepayments	**80,189**	16,827	**—**	—
Deposits and other receivables	**16,455**	12,132	**—**	1,444
	96,644	28,959	**—**	1,444

21. DUE FROM/(TO) A RELATED COMPANY

Particulars of the amounts due from/(to) a related company disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance, Chapter 32 of the Laws of Hong Kong, are as follows:

Group

Amount due from/(to) a related company

	At 31 December 2004 HK$'000	Maximum amount outstanding during 2004 HK$'000	At 1 January 2004 HK$'000
Shenzhen Space Star Network Company Limited ("Space Star")	258	6,642	(3,364)

The balances due from/(to) a related company are unsecured and interest-free and have no fixed terms of repayment. The amount due from a related company was fully settled in March 2005.

22. AMOUNTS DUE FROM DIRECTORS

Particulars of the amounts due from directors disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance, Chapter 32 of the Laws of Hong Kong, are as follows:

Group

Amounts due from directors

	At 31 December 2004 HK$'000	Maximum amount outstanding during 2004 HK$'000	At 1 January 2004 HK$'000
Mr. Guo Deying	28	4,030	—
Ms. Ma Dehui	594	594	—
Ms. Yang Xiao	472	472	—
Total	1,094		

The amounts due from directors were unsecured, interest-free and were fully settled in February 2005.

The amounts due to directors were unsecured, interest-free and were fully settled in February 2005.

23. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

As at 31 December 2004, the cash and cash equivalents balance of the Group denominated in Renminbi ("RMB") amounted to HK$35,843,000 (2003: HK$28,238,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks authorised to conduct foreign exchange business.

As at 31 December 2004, the Group's cash and cash equivalents and pledged deposits of HK$110,242,000 (2003: HK$25,362,000) included cash and cash equivalents of HK$80,352,000 (2003: HK$17,589,000) and time deposits of HK$29,890,000 (2003: HK$7,773,000) which were pledged to secure a short term bank loan granted to the Group. For details of the interest-bearing bank borrowings, please refer to note 27. The pledged deposits would be released when the Group repaid the loan to the bank. Apart from the pledged deposits, all of the cash and cash equivalents were not restricted as to use.

As at 31 December 2004, the Company's cash and cash equivalents and pledged deposits of HK$74,322,000 (2003: HK$8,736,000) included cash and bank balances of HK$44,432,000 (2003: HK$963,000) and time deposits of HK$29,890,000 (2003: HK$7,773,000) which were pledged to secure a short term bank loan granted to the Group. For details of the interest bearing bank borrowings, please refer to note 27. The pledged deposits would be released when the Group repaid the loan to the bank. Apart from the pledged deposits, all of the cash and cash equivalents were not restricted as to use.

24. TRADE PAYABLES

An aged analysis of the trade payables as at the balance sheet date, based on invoice date, is as follows:

	2004	2003
	HK$'000	HK$'000
Within 3 months	**5,898**	13,162
4 to 6 months	**3,494**	1,186
7 to 12 months	**4,968**	2,822
More than 1 year	**1,762**	2,391
	16,122	19,561

25. NOTES PAYABLE

The aging of the Group's notes payable as at the balance sheet date, based on invoice date, is within three months.

26. OTHER PAYABLES AND ACCRUALS

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Other payables	**64,775**	28,259	**—**	—
Accruals	**3,162**	2,735	**361**	—
	67,937	30,994	**361**	—

27. INTEREST-BEARING BANK BORROWINGS

		Group	
		2004	2003
	Notes	**HK$'000**	HK$'000
Bank loans, wholly repayable within one year:			
Secured	(a)	**37,597**	16,543
Unsecured	(b)	**18,799**	13,159
		56,396	29,702

Notes:

(a) **Secured bank loans as at 31 December 2004 represented borrowings of:**

(1) HK$9,399,000 which were secured by the office buildings and investment property of Shenzhen Yulong with net book values of approximately HK$21,762,000 and HK$2,137,000 million, respectively, as at 31 December 2004, bore an annual interest rate of 5.84% and were repayable within one year.

(2) HK$28,198,000 which were secured by a time deposit of the Group of HK$29,890,000, bore an average annual interest rate of 4.69% and were repayable within one year. (note 23)

Secured bank loans as at 31 December 2003 represented borrowings of:

(1) HK$9,399,000 which were secured by the office buildings and investment property of Shenzhen Yulong with net book values of approximately HK$14,674,000 and HK$2,137,000 respectively, as at 31 December 2003, bore an average annual interest rate of 5.58% and were repaid in 2004. (note 14)

(2) HK$7,144,000 which were secured by a time deposit of the Group of US$1,000,000, bore an average annual interest rate of 5.54% and were repaid in 2004. (notes 23)

27. INTEREST-BEARING BANK BORROWINGS (continued)

(b) **Unsecured bank loans as at 31 December 2004 represented borrowings of:**

(1) HK$18,799,000 which bore an average annual interest rate of 5.84% and were repayable within one year.

Unsecured bank loans as at 31 December 2003 represented borrowings of:

(1) HK$7,519,000 which were guaranteed by Mr. Guo Deying, bore an average annual interest rate of 5.84% and were repayable within one year. The guarantees from Mr. Guo Deying had been released subsequent to 31 December 2003 and these guaranteed loans had been reclassified to unsecured loans.

(2) HK$5,640,000 which were guaranteed by Mr. Guo Deying, bore an average annual interest rate of 5.84% and were repayable within one year. The guarantees from Mr. Guo Deying had been released subsequent to 31 December 2003 and these loans had been classified as unsecured loans.

28. DEFERRED TAX

The movement in deferred tax liabilities and assets during the year is as follows:

	Revaluation of leasehold land and buildings HK$'000
At 1 January 2004	—
Deferred tax debited to equity during the year	1,191
At 31 December 2004	1,191

29. SHARE CAPITAL

	2004 **HK$'000**	2003 HK$'000
Authorised:		
1,000,000,000 (2003: 39,000,000) ordinary shares of HK$0.01 each	**10,000**	390
Issued and fully paid:		
400,000,000 (2003: 4,000,000) ordinary shares of HK$0.01 each	**4,000**	40

The following changes in the Company's authorised and issued share capital took place during the period from 11 June 2002 (date of incorporation) to 31 December 2004.

29. SHARE CAPITAL (continued)

Notes:

(a) On incorporation, the Company had an authorised share capital of HK$390,000 divided into 39,000,000 ordinary shares of HK$0.01 each.

(b) Pursuant to the Group Reorganisation as set out in the Company's prospectus dated 30 November 2004, Mr. Guo Deying ("Mr. Guo") and Ms. Yang Xiao ("Ms. Yang") transferred 5,000 and 45,000 shares respectively, in YII (which, together, constitute the entire issued share capital of YII) to the Company in consideration of which the Company allotted and issued 8,639,999 shares credited as fully paid to Data Dreamland. Ms. Ma Dehui ("Ms. Ma") and Ms. Yang transferred 1 and 9 shares respectively in DTI (which, together, constitute the entire issued share capital of DTI) to the Company in consideration for the Company allotting and issuing 9,360,000 shares credited as fully paid to Data Dreamland. Pursuant to the Group Reorganisation, Mr. Guo also transferred 1 share to Data Dreamland in cash at par. Immediately following such allotment, issue and transfer of shares, the Company became wholly-owned by Data Dreamland.

(c) On 22 August 2003, the authorised share capital of the Company, whether issued or unissued, was redesignated and reclassified as to (a) HK$40,000 divided into 4,000,000 preference shares; and (b) HK$350,000 divided into 35,000,000 ordinary shares (including HK$180,000 divided into 18,000,000 ordinary shares which have been allotted and issued as at 31 July 2003). On the same day, 4,000,000 preference shares were allotted and issued to JAFCO Asia Technology Fund ("JATF") for cash at the subscription price of US$1.00 per ordinary share. Immediately following such allotment and issue, the Company became owned as to approximately 81.82% by Data Dreamland and 18.18% by JATF.

(d) On 22 December 2003, the 4,000,000 preference shares held by JATF were converted into 4,000,000 ordinary shares by redesignating and reclassifying the preference shares as ordinary shares. On redesignation, the authorised share capital of the Company became HK$390,000 divided into 39,000,000 ordinary shares of HK$0.01 each and the converted ordinary shares rank pari passu in all respects with the ordinary shares then in issue and form part of the class of the ordinary shares and cease to form part of the class of the preference shares for all purposes.

(e) Pursuant to resolutions in writing of all shareholders of the Company passed on 21 November 2004, the authorised share capital of the Company was increased from HK$390,000 to HK$10,000,000 by the creation of a further 961,000,000 ordinary shares.

(f) Pursuant to the written resolutions of all shareholders of the Company passed on 21 November 2004, the directors capitalised HK$2,780,000 standing to the credit of the share premium account of the Company by applying such sum in paying up in full at par 278,000,000 ordinary shares for the allotment and issue to shareholders of the Company on the register of members of the Company at the close of business on 21 November 2004.

29. SHARE CAPITAL (continued)

Notes: (continued)

(g) On 9 December 2004, 100,000,000 ordinary shares of HK$0.10 each were issued at a price of HK$0.86 per ordinary share for a total cash consideration, before issue expenses, of HK$86,000,000 through an initial public offering by way of placing and public offer.

	Notes	Number of shares Preference shares	Ordinary shares	Total shares	HK$'000
Authorised:					
As at 1 January 2003	(a)	—	39,000,000	39,000,000	390
Redesignated and reclassified	(c)	4,000,000	(4,000,000)	—	—
As at 31 December 2003 and 1 January 2004		4,000,000	35,000,000	39,000,000	390
Increase in authorised share capital	(e)	—	961,000,000	961,000,000	9,610
As at 31 December 2004		4,000,000	996,000,000	1,000,000,000	10,000
Issued:					
As at 1 January 2003		—	—	—	—
Issue and allotment to JATF of HK$0.01 each as preference shares, credited as fully paid	(c)	4,000,000	—	4,000,000	40
Preference shares converted to ordinary shares	(d)	(4,000,000)	4,000,000	—	—
As at 31 December 2003 and 1 January 2004		—	4,000,000	4,000,000	40
For the acquisition of the entire issued share capital of YII and DTI, issue and allotment of ordinary shares of HK$0.01 each, credited as fully paid	(b)	—	18,000,000	18,000,000	180
Capitalisation issue	(f)	—	278,000,000	278,000,000	2,780
New shares	(g)	—	100,000,000	100,000,000	1,000
As at 31 December 2004		—	400,000,000	400,000,000	4,000

30. RESERVES

Group

	Notes	Share premium account (Note (a)) HK$'000	Contributed surplus (Notes (a)&(b)) HK$'000	Revaluation reserves HK$'000	Statutory reserves (Note (c)) HK$'000	Retained profits HK$'000	Total HK$'000
As at 1 January 2003		—	390	—	2,214	25,845	28,449
Issue of shares		29,770	—	—	—	—	29,770
Net profit for the year		—	—	—	—	36,863	36,863
As at 31 December 2003 and 1 January 2004		29,770	390	—	2,214	62,708	95,082
Capitalisation issue		82,040	—	—	—	—	82,040
Share issue expenses		(16,528)	—	—	—	—	(16,528)
Surplus on revaluation of leasehold land and buildings	14		—	7,940	—	—	7,940
Deferred tax on revaluation reserve		—	—	(1,191)	—	—	(1,191)
Net profit for the year		—	—	—	—	43,667	43,667
Proposed final dividend	12	—	—	—	—	(8,000)	(8,000)
At 31 December 2004		95,282	390	6,749	2,214	98,375	203,010

30. RESERVES (continued)

Company

	Note	Share premium account (Note (a)) HK$'000	Contributed surplus (Notes (a)&(b)) HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1 January 2003		—	—	—	—
Issue of shares		29,770	—	—	29,770
Contributed surplus		—	44,992	—	44,992
Net loss for the year		—	—	(3)	(3)
At 31 December 2003 and 1 January 2004		29,770	44,992	(3)	74,759
Capitalisation of share premium for issue of shares		82,040	—	—	82,040
Share issue expenses		(16,528)	—	—	(16,528)
Net loss for the year		—	—	(310)	(310)
Proposed final dividend	12	—	—	(8,000)	(8,000)
At 31 December 2004		95,282	44,992	(8,313)	131,961

Notes:

(a) Under the Companies Law (2001 Second Revision) of the Cayman Islands, the share premium account and contributed surplus are distributable to the shareholders of the Company, provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as and when they fall due in the ordinary course of business.

(b) The contribution surplus of the Group represents the difference between the aggregate of the nominal value of the paid-up capital of the subsidiaries acquired pursuant to the Group Reorganisation on 31 July 2003 over the nominal value of the Company's shares issued in exchange therefore. The contribution surplus of the Company represents the excess of the then consolidated net assets of the subsidiaries acquired pursuant to the group reorganisation, over the nominal value of the Company's shares issued in exchange therefore.

(c) In accordance with the PRC regulations, the PRC subsidiary is required to allocate 10% of its profit after tax, as determined under the PRC accounting regulations, to the statutory reserve until such reserve reaches 50% of the registered capital of the PRC subsidiary. Part of the statutory reserve may be converted to increase paid-up capital, provided that the remaining balance after the capitalisation is not less than 25% of the registered capital.

31. OPERATING LEASE ARRANGEMENTS

The Group leases certain of its warehouse premises and office building premises under operating lease arrangements for lease terms of 51 months and 12 months, respectively. The total future minimum lease payments under non-cancellable operating leases committed at the respective balance sheet dates to be made by the Group were as follows:

	2004	2003
	HK$'000	HK$'000
Within one year	**115**	127
In the second to fifth years, inclusive	**128**	413
Over five years	**—**	206
	243	746

32. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

		Group	
		2004	2003
	Note	**HK$'000**	HK$'000
Trade receivables discounted with recourse	(a)	**705**	1,269

Note:

(a) The trade receivables discounted with recourse belonged to Shenzhen Yulong, a subsidiary of the Company.

33. RELATED PARTY TRANSACTIONS

During the year, the Group had the following significant transactions with related parties:

	Notes	2004 HK$'000	2003 HK$'000
Rental expense to a related company	(a)	**103**	103
Interest expense on an amount due to a director	(b)	**—**	113

Notes:

(a) During the year, Shenzhen Yulong used the warehouse facilities of Space Star for an annual charge of HK$103,000. The rental charge was made according to the market rates.

(b) The amount due to a director which bore interest was repaid in March 2003. No interest expense on the amount due to a director was incurred in 2004.

34. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 12 April 2005.